Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Blackbaud, Inc. for the registration of common stock, preferred stock, depositary shares, warrants, stock purchase contracts, stock purchase units and/or debt securities and to the incorporation by reference therein of our reports dated February 21, 2024, with respect to the consolidated financial statements of Blackbaud, Inc. and the effectiveness of internal control over financial reporting of Blackbaud, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Raleigh, North Carolina
January 10, 2025